EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference by China Direct, Inc. in the registration statement on Form S-3 (Post-effective Amendment No. 1 to the Registration Statement on Form SB-2) of our report dated March 9, 2007 on the consolidated balance sheet of China Direct, Inc and its Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2006 and for the period from January 18, 2005 (inception) through December 31, 2005, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ SHERB & CO, LLP

Boca Raton, Florida

November 2, 2007